UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PubMatic, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

74467Q103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)	☒ Rule 13d–1(c)	☐ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74467Q103	Page 2 of 12

(1) Names of reporting persons	CNH Capital Co., Ltd. (“CNH Capital”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	441,047
(7) Sole dispositive power	0
(8) Shared dispositive power	441,047
(9) Aggregate amount beneficially owned by each reporting person	441,047
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.02%*
(12) Type of reporting person (see instructions)	CO

* Based on 43,171,740 shares of PubMatic, Inc’s (the “Issuer”) Class A Common Stock outstanding as of November 1, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2022 (the “10-Q”).

CUSIP No. 74467Q103	Page 3 of 12

(1) Names of reporting persons	CNH On Co., Ltd. (“CNH On”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	83,536
(7) Sole dispositive power	0
(8) Shared dispositive power	83,536
(9) Aggregate amount beneficially owned by each reporting person	83,536
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.19%*
(12) Type of reporting person (see instructions)	CO

*Based on 43,171,740 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2022, as in the 10-Q.

CUSIP No. 74467Q103	Page 4 of 12

(1) Names of reporting persons	Premier Motors Co., Ltd. (“Premier Motors”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	42,900
(7) Sole dispositive power	0
(8) Shared dispositive power	42,900
(9) Aggregate amount beneficially owned by each reporting person	42,900
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	0.10%*
(12) Type of reporting person (see instructions)	CO

*Based on 43,171,740 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2022, as in the 10-Q.

CUSIP No. 74467Q103	Page 5 of 12

(1) Names of reporting persons	CNH Co., Ltd. (“CNH”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	643,733, of which 441,047 are directly owned by CNH Capital, 83,536 are directly owned by CNH On, 42,900 are directly owned by Premier Motors, and 76,250 are directly owned by CNH
(7) Sole dispositive power	0
(8) Shared dispositive power	643,733, of which 441,047 are directly owned by CNH Capital, 83,536 are directly owned by CNH On, 42,900 are directly owned by Premier Motors, and 76,250 are directly owned by CNH
(9) Aggregate amount beneficially owned by each reporting person	643,733
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.49%*
(12) Type of reporting person (see instructions)	CO

*Based on 43,171,740 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2022, as in the 10-Q.

CUSIP No. 74467Q103	Page 6 of 12

(1) Names of reporting persons	Granite Holdings Co., Ltd. (“Granite Holdings”)
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power

688,223, of which 441,047 are directly owned by CNH Capital, 83,536 are directly owned by CNH On, 42,900 are directly owned by Premier Motors, 76,250 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings

(7) Sole dispositive power	0
(8) Shared dispositive power

688,223, of which 441,047 are directly owned by CNH Capital, 83,536 are directly owned by CNH On, 42,900 are directly owned by Premier Motors, 76,250 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings

(9) Aggregate amount beneficially owned by each reporting person	688,223
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	1.59%*
(12) Type of reporting person (see instructions)	CO

*Based on 43,171,740 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2022, as in the 10-Q.

CUSIP No. 74467Q103	Page 7 of 12

(1) Names of reporting persons	Duk Ho Cho
(2) Check the appropriate box if a member of a group ☐ (a) ☒ (b) (see instructions)
(3) SEC use only
(4) Citizenship or place of organization	Korea, Republic of
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	688,598
(6) Shared voting power

688,223, of which 441,047 are directly owned by CNH Capital, 83,536 are directly owned by CNH On, 42,900 are directly owned by Premier Motors, 76,250 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings

(7) Sole dispositive power	688,598
(8) Shared dispositive power

688,223, of which 441,047 are directly owned by CNH Capital, 83,536 are directly owned by CNH On, 42,900 are directly owned by Premier Motors, 76,250 are directly owned by CNH, and 44,490 are directly owned by Granite Holdings

(9) Aggregate amount beneficially owned by each reporting person	1,376,821
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	3.19%*
(12) Type of reporting person (see instructions)	IN

*Based on 43,171,740 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2022, as in the 10-Q.

*Based on 40,775,004 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2022, as in the 10-K.

CUSIP No. 74467Q103	Page 8 of 12

Item 1(a) Name of issuer:

PubMatic, Inc.

Item 1(b) Address of issuer's principal executive offices:

3 Lagoon Drive, Suite 180, Redwood City, CA 94065

2(a) Name of person filing:

This Schedule 13G is being filed by CNH Capital, CNH On, Premier Motors, CNH, Granite Holdings, and Duk Ho Cho. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

CNH is holding company of CNH Capital, CNH On, and Premier Motors, and CNH is owned by Granite Holdings. Duk Ho Cho is a majority shareholder of Granite Holdings and principal occupation of Duk Ho Cho is serving as a chairperson of CNH.

2(b) Address or principal business office or, if none, residence:

The principal business address of the Reporting Persons is 9F Golden Tower 511, Samseong-ro, Gangnam-gu, Seoul, Republic of Korea.

2(c) Citizenship:

Each of CNH Capital, CNH On, Premier Motors, CNH and Granite Holdings are organized under the laws of the Republic of Korea. Mr. Cho is a citizen of Republic of Korea.

2(d) Title of class of securities:

Class A Common Stock

2(e)

CUSIP No.:

74467Q103

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

CUSIP No. 74467Q103	Page 9 of 12

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 74467Q103	Page 10 of 12

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 74467Q103	Page 11 of 12

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ Duk Ho Cho
Duk Ho Cho

CNH Capital Co., Ltd.

By:	/s/ Woo Seob Kwak
Name: Woo Seob Kwak
Title: Chief Executive Officer

CNH On Co., Ltd.

By:	/s/ Yang Soo Kim
Name: Yang Soo Kim
Title: Chief Executive Officer

Premier Motors Co., Ltd.

By:	/s/ Gi Ho Kim
Name: Gi Ho Kim
Title: Chief Executive Officer

CNH Co., Ltd.

By:	/s/ Young Ki Lim
Name: Young Ki Lim
Title: Chief Executive Officer

CNH Co., Ltd.

By:	/s/ Yang Soo Kim
Name: Yang Soo Kim
Title: Chief Executive Officer

Granite Holdings Co., Ltd.

By:	/s/ Chun Ho Lee
Name: Chun Ho Lee
Title: Chief Executive Officer

CUSIP No. 74467Q103	Page 12 of 12

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.*